VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Robot Cache US Inc.
Request for Withdrawal of Amendment to Offering Statement on Form 1-A filed under form type 1-A/A
(File No. 024-11431)

Ladies and Gentlemen:

On behalf of Robot Cache US Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On June 24, 2021, the Company filed with the SEC (via EDGAR) Amendment to Offering Statement on Form 1-A (File No. 024-11431) under form type “1-A/A” (accession no. 0001493152-21-015225) instead of “1-A POS”. The Company hereby withdraws Amendment to Offering Statement on Form 1-A under form type “1-A/A” filed on June 24, 2021. The Company has refiled the Amendment to Offering Statement on Form 1-A under form type “1-A POS” on June 25, 2021 to correct this error.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (202) 999-5230.

Sincerely,

/s/ Lee Jacobson
Chief Executive Officer